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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1 )(1)

                               Schuler Homes, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   808188 10 6
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                                 (CUSIP Number)

                           Paul W. Buchschacher, Esq.
                                D.R. Horton, Inc.
                         1901 Ascension Blvd., Suite 100
                               Arlington, TX 76006
                                 (817) 856-8200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 808188 10 6               13D                        Page 2 of 5 Pages


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1        NAME OF REPORTING PERSON
         S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

         D.R. Horton, Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         BK, WC, OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                   7      SOLE VOTING POWER

                          -0-
    NUMBER OF
     SHARES        -------------------------------------------------------------
   BENEFICIALLY    8      SHARED VOTING POWER
     OWNED BY
      EACH                -0-
    REPORTING
     PERSON        -------------------------------------------------------------
      WITH         9      SOLE DISPOSITIVE POWER

                          -0-
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
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14       TYPE OF REPORTING PERSON*

         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 808188 10 6               13D                        Page 3 of 5 Pages


         This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2002 (the "Statement"). This Amendment No. 1 is filed by D.R. Horton, Inc. ("D.R. Horton") to report the completion of the merger of Schuler Homes, Inc. ("Schuler Homes") with and into D.R. Horton, with D.R. Horton as the surviving corporation. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         On February 21, 2002, D.R. Horton and Schuler Homes completed the merger of Schuler Homes with and into D.R. Horton, with D.R. Horton as the surviving corporation. As a result of the merger, (a) all shares of Class A and Class B common stock of Schuler Homes held by D.R. Horton, subsidiaries of D.R. Horton or subsidiaries of Schuler Homes were canceled and ceased to exist, (b) all other shares of Class A and Class B common stock of Schuler Homes were converted into the right to receive the merger consideration, (c) no shares of Class A and Class B common stock of Schuler Homes are registered under Sections 12(b) or 12(g) under the Securities Exchange Act of 1934 or are subject to the reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, (d) the certificate of incorporation and the bylaws of D.R. Horton remained the certificate of incorporation and bylaws of D.R. Horton, as the surviving corporation, (e) by operation of law, all the property, rights, privileges, powers and franchises of Schuler Homes vested in D.R. Horton, and all debts, liabilities and duties of Schuler Homes became the debts, liabilities and duties of D.R. Horton, (f) the directors of D.R. Horton remained the directors of D.R. Horton, as the surviving corporation and (g) the officers of D.R. Horton remained the officers of D.R. Horton, as the surviving corporation. In addition, D.R. Horton elected Mr. James K. Schuler to the board of directors and appointed Mr. Schuler as a Senior Vice President of D.R. Horton and President of its Schuler Homes region and appointed Mr. Craig Manchester as a Vice President of D.R. Horton and Chief Operating Officer of its Schuler Homes region.

Item 5. Interest In Securities Of The Issuer.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a) As a result of the merger on February 21, 2002, all shares of Class A and Class B common stock of Schuler Homes held by D.R. Horton were canceled and ceased to exist. Accordingly, the percentage of shares of Class A or Class B common stock of Schuler Homes beneficially owned by D.R. Horton is 0.0%. However, as a result of the merger, by operation of law, all the property, rights, privileges, powers and franchises of Schuler Homes vested in D.R. Horton, and all debts, liabilities and duties of Schuler Homes became the debts, liabilities and duties of D.R. Horton.



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CUSIP No. 808188 10 6               13D                        Page 4 of 5 Pages


         (b) As a result of the merger on February 21, 2002, all shares of Class A and Class B common stock of Schuler Homes held by D.R. Horton were canceled and ceased to exist. Accordingly, D.R. Horton beneficially owns no shares of Schuler Homes for which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition.

         (c) On February 21, 2002, D.R. Horton and Schuler Homes completed the merger of Schuler Homes with and into D.R. Horton, with D.R. Horton as the surviving corporation. As a result of the merger, (a) all shares of Class A and Class B common stock of Schuler Homes held by D.R. Horton were canceled and ceased to exist and (b) all other shares of Class A and Class B common stock of Schuler Homes were converted into the right to receive the merger consideration. The merger is described in the Agreement and Plan of Merger filed as Exhibit 1 to this Statement as amended by the amendment filed as Exhibit 4 to this Statement. The merger consideration is described in the press release filed as
Exhibit 5 to this Statement.

         (d) Not applicable.

         (e) February 21, 2002.

Item 7. Materials to be Filed as Exhibits.

         Item 7 is hereby amended to add the following exhibits:

         Exhibit 4 Amendment to Agreement and Plan of Merger, dated as of November 8, 2001 (incorporated by reference from Exhibit 2.2 to D.R. Horton's Current Report on Form 8-K, dated as of November 8, 2001, filed with the Commission on November 8, 2001).

         Exhibit 5         Press Release (incorporated by reference from Exhibit
                           99.1 to D.R. Horton's Current Report on Form 8-K, dated as of February 21, 2002, filed with the Commission on February 21, 2002).



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CUSIP No. 808188 10 6               13D                        Page 5 of 5 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2002               D.R. HORTON, INC.

                                       By: /s/ Samuel R. Fuller
                                          --------------------------------------
                                          Samuel R. Fuller
                                          Executive Vice President, Treasurer
                                          and Chief Financial Officer